EXHIBIT B-4(i)(11)

                                                EXECUTION COPY



                 AMENDMENT OF  NOTE AGREEMENTS



     This Amendment, entered into as of March 23, 2000, by and between GOLD KIST, INC. (the "Company") and THE PRUDENTIAL
INSURANCE COMPANY OF AMERICA ("Noteholder").

     WHEREAS, the parties hereto have executed and delivered that certain Note Purchase and Private Shelf Agreement dated as of February 11, 1997 (as previously amended and as it may be further amended, modified or supplemented, the "1997 Note Agreement");

     WHEREAS, the parties hereto have also executed and delivered that certain Note Agreement dated as of June 3, 1991 (as previously amended and as it may be further amended, modified or supplemented, the "1991 Note Agreement", and together with the 1997 Note Agreement the "Note Agreements");

     WHEREAS, the Company has requested a modification of certain covenants under the Note Agreements;

     WHEREAS,  Noteholder  is  willing  to  enter  into   this
Amendment subject to the satisfaction of conditions and terms set forth herein;

     WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Note
Agreements; and

     NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Amendments to Paragraph 6A of the Note Agreements.

1.1.  Paragraph 6A(b).  Paragraph 6A(b) of each of the Note
     Agreements is hereby amended in its entirety to read as follows:

          "(b) Minimum Consolidated Tangible Net Worth. The Company's Consolidated Tangible Net Worth (less any amount shown as "unrealized gain on marketable equity securities" on the Company's financial statements delivered pursuant to paragraph 5A) will at no time be less than $240,000,000 plus the sum of (X) 50% of the cumulative Reported Net Income of the Company and its Consolidated Subsidiaries during the period commencing on January 1, 2000 (taken as one accounting period), calculated quarterly at the end of each Fiscal Quarter, and (Y) 100% of the cumulative Net Proceeds of Capital Stock received (excluding unrealized gains, if any, on publicly traded equity securities) during any period after the Closing Date, but excluding from such calculations of Reported Net Income for purposes of this clause any Fiscal Quarter in which the Reported Net Income of the Company and its Consolidated Subsidiaries is negative."

1.2  Paragraph 6A(c).  Paragraph 6A(c) of each of the Note
     Agreements is hereby amended in its entirety to read as follows:

          "(c) Current Ratio. The Company shall not permit the ratio of Consolidated Current Assets to Consolidated
     Current Liabilities to be less than 1.10 to 1.0, calculated on a quarterly basis."

1.3  Paragraph 6A(d).  Paragraph 6A(d) of each of the Note
     Agreements is hereby amended in its entirety to read as follows:

          "(d) Fixed Charge Coverage. The Company shall not permit the ratio of (i) EBIT plus Consolidated Lease Expense, in each case for the period of eight fiscal quarters of the Company most recently ended at such time, to (ii) Consolidated Interest Expense plus Consolidated Lease Expense for such period to be less than 1.75 to 1.00."

1.4  Paragraph 6A(e).  Paragraph 6A(e) of each of the Note
     Agreements is hereby amended in its entirety to read as follows:

          "(e) Senior Debt Coverage. The Company shall not permit the ratio of (a) Consolidated Senior Funded Debt to (b) 50% of the sum of EBITDA for the fiscal quarter then ending and the preceding seven fiscal quarters, to be greater than 3.0 to 1.0, calculated on a quarterly basis."

2. Conditions of Effectiveness. This Amendment shall become effective when, and only when:

         a) the Noteholder shall have received executed originals of this Amendment;

         b) the Noteholder shall have received a duly executed amendment, satisfactory to the Noteholder in all respects, to the Bank Agreement; and

         c) the Noteholder shall have received such other documents, instruments, approvals or opinions as it may reasonably request.

3.   Miscellaneous.

3.1  Reference to and Effect on the Note Agreement.

(a) Upon the effectiveness of this Amendment, on and after the date hereof each reference in the Note Agreement to "this Agreement", "hereunder", "hereof" or words of like import referring to the Note Agreement, and each reference in any other document to "the Note Agreement", "thereunder", "thereof" or words of like import referring to the Note Agreement, shall mean and be a reference to the Note Agreement, as amended hereby.


(b) Except as specifically amended above, the Note Agreement and the Notes, and all other related documents, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.


(c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any holder of a Note under the Note Agreement or the Notes, nor constitute a waiver of any provision of any of the foregoing.

     3.2. Costs and Expenses. The Company agrees to pay on demand all costs and expenses, if any (including, without limitation, reasonable counsel fees and expenses of counsel), incurred by any holder of a Note in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Amendment, including, without limitation, counsel fees and expenses in connection with the enforcement of rights under this Amendment.

     3.3. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

     3.4. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New
York.

     3.5. No Default or Claims. To induce the Noteholder to enter into this Amendment, the Company hereby acknowledges and agrees that, as of the date hereof, and after giving effect to the terms hereof, (i) no Default or Event of Default exists,
(ii) no right of offset, recoupment, defense, counterclaim, claim or objection exists in favor of the Company arising out of or with respect to any of the Notes or other obligations of the Company owed to any holder of a Note, and (iii) the Noteholder has acted in good faith and has conducted its relationships with the Company in a commercially reasonable manner in connection with the negotiations, execution and delivery of this Amendment and in all respects in connection with the Note Agreement, the Company hereby waiving and releasing any such claims to the contrary that may exist as of the date of this Amendment.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.


                              GOLDKIST, INC.


                              By:/s/ Stephen O. West
                              Name: Stephen O. West
                              Title: CFO and Treasurer


                              THE PRUDENTIAL INSURANCE
                                  COMPANY OF AMERICA


                              By:/s/ Billy B. Greer
                              Name: Billy B. Greer
                              Title:   Vice President

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